SCHEDULE A

to the

INVESTMENT ADVISORY AGREEMENT

dated October 1, 2008 between

U.S. Global Investors Funds

and

U.S. Global Investors, Inc.

Last Amended December 15, 2020

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a monthly fee, based on the Monthly Average Net Assets (as defined below) of the respective Fund in accordance with the following fee schedule:

Fund	Annual Basic Fee Rate
China Region Fund*	1.25%
Gold and Precious Metals Fund†*	0.90%
World Precious Minerals Fund†*	1.00%
Global Resources Fund†*	0.95%
Emerging Europe Fund*	1.25%
Global Luxury Goods Fund*	1.00%
Near-Term Tax Free Fund	0.50%
U.S. Government Securities Ultra-Short Bond Fund†	0.50%

The “Monthly Average Net Assets” of any Fund of the Trust for any calendar month shall be equal to the quotient produced by dividing (i) the sum of the net assets of such Fund, determined in accordance with procedures established from time to time by or under the direction of the Board of Trustees of the Trust in accordance with the Declaration of Trust of the Trust, for each calendar day of such month, by (ii) the number of such days.

† The Funds are subject to the following breakpoints:

Fund	Advisory Fee	Assets Under Management
Gold and Precious Metals Fund	0.90%	≤ $500,000,000
	0.85%	> $500,000,000
World Precious Minerals Fund	1.00%	≤ $500,000,000
	0.95%	$500,000,001 - $1,000,000,000
	0.90%	> $1,000,000,000
Global Resources Fund	0.95%	≤ $500,000,000
	0.90%	$500,000,001 - $1,000,000,000
	0.85%	> $1,000,000,000
U.S. Government Securities Ultra-Short Bond Fund	0.50%	≤$250,000,000
	0.375%	>$250,000,000

* The management fee with respect to the China Region Fund, Gold and Precious Metals Fund, World Precious Minerals Fund, Global Resources Fund, Emerging Europe Fund, and Global

Luxury Goods Fund (the “Funds”) is comprised of a basic fee (the “Basic Fee”) at the annual rate detailed above of the Fund’s average daily net assets and a performance adjustment (the “Performance Adjustment”) as discussed below.

A.	Calculating the Performance Adjustment.

The performance adjustment shall be calculated monthly by:

(i)	Determining the difference in performance (the “Performance Difference”) between a Fund and its respective underlying index (the “Index”), as described in paragraph B;

(ii)	Using the Performance Difference calculated under paragraph B to determine the performance adjustment ( the “Performance Adjustment”), as illustrated in paragraph D; and

(iii)	Adding the Performance Adjustment to the Basic Fee to determine the management fee for the applicable month.

B.	Computing the Performance Difference.

The Performance Difference is calculated monthly, and is determined by measuring the percentage difference between the performance of one share of a Fund and the performance of the Index over the most recent 12-month period. The performance of one share of the Fund shall be measured by computing the percentage difference, carried to five decimal places, between the net asset value as of the last business day of the period selected for comparison and the net asset value of such share as of the last business day of the prior period, adjusted for dividends or capital gain distributions treated as reinvested immediately. The performance of the Index will be established by measuring the percentage difference, carried to five decimal places, between the beginning and ending values of the Index for the comparison period, with dividends or capital gain distributions on the securities that comprise the Index being treated as reinvested immediately.

C.	Determining the Performance Adjustment.

For a 5.00% in Performance Difference, the Adviser’s fee will be adjusted upwards or downwards by 0.25%.

D.	Performance Adjustment Example.

The following example illustrates the application of the Performance Adjustment to the Gold and Precious Metals Fund:

For the rolling 12-month performance period	Fund’s investment performance	Index’s cumulative change	Fund’s performance relative to the Index

January 1	$50.00	100.00
December 31	$57.60	110.20
Absolute change	+ $7.60	+ $10.20
Actual change	+15.20%	+ 10.20%	+5.00%

Based on these assumptions, the Gold and Precious Metals Fund calculates the Adviser’s management fee rate for the month-ended December 31 as follows:

•	The portion of the annual basic fee rate of 0.90% applicable to that month is multiplied by the Fund’s average daily net assets for the month. This results in the dollar amount of the basic fee.
•	The 0.25% rate (adjusted for the number of days in the month) is multiplied by the Fund’s average daily net assets for the performance period. This results in the dollar amount of the performance adjustment.
•	The dollar amount of the performance adjustment is added to the dollar amount of the basic fee, producing the adjusted management fee.

E.	Performance Periods.

For the period from October 1, 2008 through September 30, 2009, the Adviser will be paid at the Basic Fee Rate, without regard to any Performance Adjustment. For the month ending October 31, 2009, the Adviser will begin applying the Performance Adjustment as described herein, based upon the performance of the Fund relative to the performance of the Index during the 12-month period from October 1, 2008 through September 30, 2009. The 12-month comparison period will roll over with each succeeding month, so that it will always equal 12 months, ending with the month for which the performance incentive adjustment is being computed.

F.	Changes to the “Index”.

The following indices have been initially designated as the indices to be used for purposes of determining the Performance Adjustment for the following Funds.

Fund	Index
China Region Fund	Hang Seng Composite Index
Gold and Precious Metals Fund	FTSE Gold Mines Index
World Precious Minerals Fund	NYSE Arca Gold Miners Index
Global Resources Fund	S&P Global Natural Resources Index (Net Total Return)
Emerging Europe Fund	Morgan Stanley Capital International Emerging Markets Europe 10/40 Index (Net Total Return)
Global Luxury Goods Fund	S&P Composite 1500 Index

From time to time, to the extent permitted by the 1940 Act, the Trustees may, by a vote of the Trustees of the Trust voting in person, including a majority of the Trustees who are not parties to this Agreement or “interested persons” (as defined in the 1940 Act) of any such parties, determine that another securities index is a more appropriate benchmark than an Index for purposes of evaluating the performance of a Fund. After ten days’ written notice to the Adviser, a different index (the “Successor Index”) may be substituted for an Index in prospectively calculating the Performance Adjustment. However, the calculation of that portion of the Performance Adjustment attributable to any portion of the performance period prior to the adoption of the Successor Index will still be based upon the Fund’s performance compared to the Index.